FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2004

QUEBECOR MEDIA INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

        Form 20-F |X|              Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

        Yes |_|             No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release
QUEBECOR MEDIA INC.
Filed in this Form 6-K

Documents index

1.     Press release dated December 2, 2004 (TVA Group Inc. and Sun Media Corporation)

For Immediate Release	Page 1 of 2

TVA and Sun Media successfully complete the acquisition of Toronto 1

MONTRÉAL, CANADA – December 2, 2004. TVA Group Inc. (TSX: TVA.NV.B) and Sun Media Corporation, two subsidiaries of Quebecor Media Inc., announced today that they have successfully completed the acquisition of Toronto 1. The purchase price paid at the closing held earlier today was approximately $42.6 million, $31.9 million of which was paid in cash by TVA for its 75% interest in Toronto 1. Sun Media paid $2.6 million in cash and transferred to CHUM its 29.9% interest in CP24, a 24-hour news station in Toronto, for its 25% interest in Toronto 1.

The acquisition of Toronto 1 is an important step in creating a growth platform for TVA outside of its traditional markets, and in broadening TVA’s audience and advertising base. It will also constitute an excellent partner for Sun Media’s newspapers and will generate numerous opportunities for cross-promotions and for leveraging each others brands with consumers and advertisers in Canada’s largest marketplace. TVA and Sun Media are particularly pleased by the prompt approval received from the CRTC which will allow them to quickly work on generating positive results for both organisations, and provide ample time to review Toronto 1’s programming for the fall season of 2005.

TVA Group

TVA Group is an integrated communications company involved in television, production and distribution of audiovisual products, and in magazine publishing. TVA Group is North America’s largest private producer and distributor of French-language entertainment, information and public affairs programming, and its largest publisher of French-language magazines. TVA Group’s Class B shares are listed on the Toronto Stock Exchange under the ticker symbol TVA.NV.B

Sun Media

Sun Media Corporation is the second largest newspaper publishing group in Canada, with dailies in 8 of the 10 largest urban centres in Canada. It publishes a total of 17 paid dailies, 169 weeklies and shopping guides and 17 specialty publications.

Quebecor Media

Quebecor Media Inc., a subsidiary of Quebecor Inc. (TSX: QBR.MV.A, QBR.SV.B), operates in Canada, the United States, France, Italy and the UK. It is engaged in newspaper publishing (Sun Media Corporation), cable television (Vidéotron ltée), broadcasting (TVA Group Inc.), Web integration and technology (Nurun Inc.), Internet portals (Netgraphe Inc.), magazines (TVA Publishing Inc.), books (some ten associated publishing houses), distribution and retailing of cultural products (Archambault Group Inc., Le SuperClub Vidéotron ltée and Jumbo Video and Microplay stores), music production and distribution (Musicor and Select), and business telecommunications (Videotron Telecom Ltd.).

Information:	Paul Buron Senior Vice President and Chief Financial Officer TVA Group Inc. (514) 598-2808	Luc Lavoie Executive Vice President, Corporate Affairs Quebecor Inc. (514) 380-1974 (514) 236-8742 (cell) lavoie.luc@quebecor.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

(s) Claudine Tremblay
——————————————————
By:   Claudine Tremblay
         Senior Director, Corporate Services

Date: December 3, 2004